UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13664

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PMI Alternate 401(k) Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

PMI Alternate 401(k) Plan

Financial Statements and Supplemental Schedule

(Modified Cash Basis)

As of December 31, 2003 and 2002 and for the year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

The Participants of the PMI Alternate 401(k) Plan and

Board of Directors of The PMI Group, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the PMI Alternate 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2003 and 2002, and the changes therein (modified cash basis) for the year ended December 31, 2003 on the basis of accounting in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Los Angeles, California
May 25, 2004

PMI Alternate 401(k) Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31
	2003	2002
Assets
Cash	$325	$61
Investments, at fair value	4,016,415	2,557,041

Net assets available for benefits	$4,016,740	$2,557,102

See accompanying notes.

PMI Alternate 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2003

Additions
Appreciation and investment income:
Net appreciation in fair value of investments	$595,820
Interest and dividends	34,728

Total appreciation and investment income	630,548

Contributions:
Participants	1,394,075
Rollover	29,938

Total contributions	1,424,013

Total additions	2,054,561

Deductions
Benefits paid directly to participants	588,816
Transfer to The PMI Group, Inc. Savings and Profit-Sharing Plan	6,107

Total deductions	594,923

Net increase	1,459,638

Net assets available for benefits:
Beginning of year	2,557,102

End of year	$4,016,740

See accompanying notes.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2003

1. Description of the Plan

The following description of the PMI Alternate 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The most recent restated Adoption Agreement was adopted effective January 1, 2003.

General

The Plan is a defined contribution plan covering substantially all temporary full-time and part-time employees of The PMI Group, Inc. (the Company), other than those classes of employees specifically excluded by the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees are eligible on the first day of the next payroll period after their date of employment and must be at least 18 to participate in the Plan.

Contributions

Each year, participants may contribute up to 17% of their annual pretax compensation, as defined in the Plan, subject to annual limitations defined by the Internal Revenue Code (the Code). The Company does not match employee contributions.

Upon enrollment, participants may direct all contributions to any of the Plan’s investment options. Participants may change their investment elections at any time during the year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of plan earnings and may be charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis)

1. Description of the Plan

Payment of Benefits

Upon termination of employment, death, disability, or retirement participants or their beneficiaries may elect to receive a lump-sum benefit equal to their account balance. In-service withdrawals may be available upon hardship or upon attainment of age 59½ in accordance with the Plan’s provisions.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms shall not exceed five years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate published in the Wall Street Journal plus 1%. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will remain fully vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements and supplemental schedule of the Plan are prepared on the modified cash basis, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investment assets are reported at fair value, net realized and unrealized appreciation in fair value of investments is recognized, contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid rather than as incurred.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis)

2. Summary of Accounting Policies

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Common collective trust funds are valued based on the quoted redemption values on the last business day of the plan year. Money market funds are valued at historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded when received.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2003, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Registered investment companies	$366,979
Common collective trust funds	178,833
Common stock	50,008

Total	$595,820

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis)

3. Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
Davis New York Venture Fund	$524,837	$330,729
Merrill Lynch Retirement Reserves	674,931	582,812
Merrill Lynch Fundamental Growth Fund	288,529	215,503
BGI LifePath 2020 Fund	251,385	199,279
PIMCO Total Return Fund	383,352	247,799
Van Kampen American Value Fund	*	135,197
Merrill Lynch Equity Index Trust	516,686	387,602
Merrill Lynch Mid Cap Index Trust	330,667	*
The PMI Group, Inc. common stock	248,920	*

*	Fair value of these investments does not exceed 5% of the Plan’s net assets for year indicated.

4. Income Tax Status

The Plan has applied for a determination letter in January 2004 from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). Although the determination letter has not been received, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5. Transactions with Parties-in-Interest

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2003, the Plan made purchases of $133,319 and sales of $44,852 of the Plan Sponsor’s common stock.

Supplemental Schedule

PMI Alternate 401(k) Plan

EIN: 94-3199675 Plan Number: 004

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Registered investment companies:
*	Merrill Lynch Mid Cap Index Trust Fund	28,604.4515 shares	$330,667
*	Merrill Lynch Fundamental Growth Fund	17,423.2179 shares	288,529
	ING Emerging Countries Fund	4,642.7191 shares	85,519
	Van Kampen Aggressive Growth Fund	12,578.1619 shares	155,089
	PIMCO Total Return Fund	35,793.9475 shares	383,352
*	Merrill Lynch Small Cap Index Fund	4,718.8816 shares	56,911
	Templeton Foreign Fund	14,939.2164 shares	158,953
	Davis NY Venture Fund	19,071.1141 shares	524,837
*	Merrill Lynch Mid Cap Value Fund	15,98.0778 shares	27,455

	Common collective trust funds:
	International Equity Fund	1,284.7970 shares	20,120
	BGI Lifepath Retirement Portfolio	1,130.2472 shares	20,299
	BGI Lifepath 2010 Fund	1,073.1690 shares	21,581
	BGI Lifepath 2020 Fund	11,925.2920 shares	251,385
	BGI Lifepath 2030 Fund	1,207.0709 shares	26,302
	BGI Lifepath 2040 Fund	315.1455 shares	7,195
*	Merrill Lynch Equity Index Trust Fund	6,428.0382 shares	516,686
*	Merrill Lynch Retirement Preservation Trust Fund	11,5931.2100 shares	115,931

	Money market fund:
*	Merrill Lynch Retirement Reserves	674,930.7400 shares	674,931

	Common stock:
*	The PMI Group, Inc.	6,686.0000 shares	248,920

	Participant loans:
*	Participant loans	Interest rates of 5.00%-5.75% maturing through 2008	101,753

	Total investments		$4,016,415

*	Indicates a party-in-interest to the Plan.

Note: Column (d), cost, is not required as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Charles F. Broom
Charles F. Broom Plan Administrator

Date: June 28, 2004

PMI ALTERNATE 401(k) PLAN

EXHIBIT INDEX

Exhibit Number:	Description
23	Consent of Ernst & Young LLP, independent auditors